UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                    Commission File Number: 001-14602

Gallaher Group Plc
(Exact name of registrant as specified in its charter)

Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, England Tel: (+44) 1932 372000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, Nominal Value GBP 0.10 Per Share American Depositary Shares, Each Representing the Right to Receive Four Ordinary Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☒	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Gallaher Group Plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 18, 2007	By:	/s/ Yasushi Shingai

Name: Yasushi Shingai
Title: Director